Mail Stop 4561

February 10, 2006

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

> **RE: White Mountain Titanium Corporation**
> **Amendment No. 2 to the Registration Statement on Form SB-2**
> **Filed January 13, 2005**
> **File No. 333-129347**

Dear Mr. Flower:

We have reviewed your amended filing and have the following comments.

FORM SB-2/A

General

1. Please refer to our previous comment 2 in our letter dated November 25, 2005. We note your response to our prior comment. Further comments, if any, on this matter will follow under separate cover.

Market For Our Common Stock

Determination of Offering Price, page 8

2. Please refer to our previous comment 19 in our letter dated November 25, 2005. We note your revised disclosure that the offering price is based on the conversion price of the Series A Preferred Stock and "the historical trading prices of the common stock on the Pink Sheets." Please revise to clarify for investors that the Pink Sheets reflect only bid and ask prices, not actual "trading prices."

Management's Plan of Operation, page 9

3. Please refer to our previous comment 20 in our letter dated November 25, 2005. We note your response to our previous comment. However, since no revisions

were made to your disclosure in this section, we reissue our prior comment. Revise this section to provide all the disclosure required by Item 303(a) of Regulation S-B. Specifically, please describe in detail your plan of operation for the next 12 months, as outlined in your response letter. Revise to discuss the various "stages" of your business plan and any expected trends in your expenditures over the next 12 months.

4.   Please refer to our previous comment 21 in our letter dated November 25, 2005. We note your response to prior comment 21. However, as noted in the comment above, we reissue prior comment 21 since no revisions were made to your disclosure in this section. Revise your disclosure in this section to discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months. In your response you indicate that you believe you are able to fund operation for the next 12 months using your current capital resources. Revise to quantify the amount of capital you currently have as well as the current rate at which you are using capital in operations. Revise to state, if true, that your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. Revise specifically to quantify and address the costs associated with becoming a publicly reporting company and with your commitments under various consulting agreements. Finally, your response briefly outlines the parameters of the definitive feasibility study on the Cerro Blanco property, the current status of that study, anticipated expenditures for completing the study, and an estimate of when the study will be completed. Revise your disclosure to describe these plans and expected expenditures in detail. State, if true, that you currently have sufficient capital to complete this feasibility study. In the alternative, disclose the minimum amount of additional capital you will need to obtain to fund this study.

Management

Certain Relationships and Related Transactions, page 19

5.   Please refer to our previous comment 29 in our letter dated November 25, 2005. We note from your response that you believe that the September 7, 2005 transaction with Phelps Dodge should not be included in and was removed from this section. However, it appears that the description of the July 11, 2005 transaction with Rubicon was the disclosure that was removed from this section. Please advise.

Selling Stockholders, page 25

6.   Please refer to our previous comment 32 in our letter dated November 25, 2005. We note your response that the persons named in footnote (2) may be *deemed* to

share in the voting and dispositive powers with respect to the shares being offered for the account of Rubicon Master Fund. Revise your disclosure to state, if true, that the natural persons named in footnote (2) *actually* share voting and/or dispositive powers with respect to the shares to be offered for resale by Rubicon Master Fund. If such powers are shared with Rubicon Fund Management Ltd. and Rubicon Fund Management LLP, then revise to name the natural persons exercising such powers on behalf of those entities.

Financial Statements

Restatement disclosures

7.   Tell us how you considered the need for disclosures required by paragraph 37 of APB 20. In addition, with regard to the restatement of the fiscal 2003 financial statements, we would expect to have seen an explanatory paragraph in the report of the independent registered public accounting firm in accordance with Statements on Auditing Standards, AU Section 420.12. Please advise.

8.   With regard to your recognition of a $1.1 million beneficial conversion feature in 2005, tell us why you have not revised the statement of operations to reflect a deemed dividend to preferred shareholders. Refer to paragraph 8 of EITF 98-5.

Note 13 – Differences Between United States and Canadian Generally Accepted Accounting Principles (Canadian GAAP and US GAAP), page 23

9.   The reconciliation is not permitted in Form SB-2 and must be removed. Be advised that this reconciliation from US GAAP to Canadian GAAP is not permitted in any Exchange Act filing as well.

Prior comment 35

10.   You state that the preferred stockholders are further entitled to the same dividend and distributions as the common stockholders. This right to share in the earnings appears to qualify these shares of preferred stock as participating securities. Tell us how you considered EITF 03-6 in determining earnings per share and disclose this policy. Please note Issue 5 of EITF 03-6 regarding instances when a net loss is presented.

Prior comments 36 and 37

11.   Refer to your response to prior comments 36 and 37. Although the warrants are convertible into unregistered common stock, it is not clear from the analysis provided in your response what consideration you have given to your obligations to file registration statements to register the underlying shares. That is, it appears

that you may incur significant liquidated damages following the occurrence of a number of events that are beyond your control. Please tell us the maximum amount of damages that would be paid if the terms of the agreement are not met and whether you have incurred any such damages, and the amount incurred, to date. Describe how you have considered whether the liquidated damage provisions cause the issuances of unregistered shares to represent an uneconomic settlement alternative analogous to that described in paragraph 16 of EITF 00-19. In this regard, if the damages are greater than the fair value differential (between registered and unregistered shares) then it is in substance a penalty. If so, the warrant would not satisfy the conditions outlined in paragraphs 14 to 18 of EITF 00-19 and, therefore, would be classified as a liability. Your response should describe your analysis for the warrants.

12.   To the extent material, revise MD&A to describe the impact of any liquidated damages incurred, or that may be incurred, on your results of operations.

Prior comment 41

13.   We note your disclosure on page 9 that no liability has been recorded because "no environmental disturbances have occurred." Revise to disclose the activities you described in your response to prior comment 41 and to state, if true, that no reasonable estimate is possible at this time.

PART II

Recent Sales of Unregistered Securities, page II-1

14.   Please refer to our previous comment 44 in our letter dated November 25, 2005. We note your revised disclosure that the shares issued pursuant to the Agreement and Plan of Merger between you and GreatWall Minerals were to 44 accredited and seven unaccredited shareholders of GreatWall. As previously requested, revise to state whether these seven unaccredited investors were sophisticated persons as required by Rule 506(b)(2)(ii) of Regulation D. Please also revise to describe the facts supporting the Regulation S exemption you claim for the unregistered offering of 108,000 shares of common stock conducted from January to March 2005. Clarify the type of consulting services provided by Trio International and Crosby Enterprises and whether these services are ongoing.

Undertakings, page II-6

15.   Rule 415 and the associated undertaking of Item 512(a) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(a) of Regulation S-B, as currently in effect.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
        Ronald N. Vance, P.C.
        Attorney at Law
        Telephone: (801) 359-9300